VIA EDGAR

December 14, 2006

Susann Reilly, Esq.
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E. Mail Stop 3561
Washington, D.C.  20549

Re:  Fax to SEC Regarding Signet International

Dear Ms. Reilly:

As requetsed, attached herewith please find the pdf copy of the fax sent to the SEC regarding Amendment No. 5 of the Registration Statement for Signet International Holdings, Inc.

Very truly yours,

ANSLOW & JACLIN, LLP

/s/    Gregg E. Jaclin
     Gregg E. Jaclin